AVALON RARE METALS INC.
(the "Issuer")

REPORT OF VOTING RESULTS

For Each Matter Submitted to a Vote at the Annual General Meeting of Shareholders of Common Shares of the Issuer held on January 29, 2013

National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon	Outcome of Vote	Percentage of Votes Cast	
Elect the following nominees as directors of the Issuer for the ensuing year:			
Donald S. Bubar	Elected	In Favour:	98.54%
		Withheld:	1.46%
Alan Ferry	Elected	In Favour:	98.54%
		Withheld:	1.46%
Phil Fontaine	Elected	In Favour:	98.48%
		Withheld:	1.52%
Brian D. MacEachen	Elected	In Favour:	98.53%
		Withheld:	1.47%
Peter McCarter	Elected	In Favour:	98.50%
		Withheld:	1.50%
Richard Morland	Elected	In Favour:	98.51%
		Withheld:	1.49%
Appoint McCarney Greenwood LLP Chartered Accountants as Auditor of the Issuer	Carried	In Favour:	97.26%
		Withheld:	2.74%

AVALON RARE METALS INC.

By: *"Richard Pratt"*

Corporate Secretary